April 13, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Party City Holdco Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-193466)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (EDT) on April 15, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated April 6, 2015, through the date hereof:

Preliminary Prospectus dated April 6, 2015:

7,472 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied with and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

GOLDMAN, SACHS & CO.

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. LLC

As Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt
	Name:	Matt Leavitt
	Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

By:	/s/ Michele A. H. Allong
	Name:	Michele A. H. Allong
	Title:	Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jack Hasler
	Name:	Jack Hasler
	Title:	Director

MORGAN STANLEY & CO. LLC

By:	/s/ Thilakshani Dias
	Name:	Thilakshani Dias
	Title:	Executive Director

[Signature Page to Underwriter Acceleration Request]